THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          _______________


                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. _____)*


                     Nu Skin Asia Pacific, Inc.
                          (Name of Issuer)


                        Class A Common Stock
                   (Title of Class of Securities)


                            67018T-10-5
                           (CUSIP Number)




   Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      1    NAME OF REPORTING PERSON(S)
                                Blake M. Roney
                                Nancy L. Roney

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  __
                                                            (b)  X


      3    SEC USE ONLY


      4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America


                       5    SOLE VOTING POWER
       NUMBER OF
         SHARES                  Blake M. Roney:  176,165
      BENEFICIALLY               Nancy L. Roney:  -0-
        OWNED BY
                       6    SHARED VOTING POWER
          EACH
       REPORTING            Blake M. Roney: 20,452,884**SEE ITEM 4
      PERSON WITH           Nancy L. Roney: 20,452,884**SEE ITEM 4

                       7    SOLE DISPOSITIVE POWER

                                 Blake M. Roney:  176,175
                                 Nancy L. Roney:  -0-

                       8    SHARED DISPOSITIVE POWER

                            Blake M. Roney: 20,452,884**SEE ITEM 4
                            Nancy L. Roney: 20,452,884**SEE ITEM 4


      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                 Blake M. Roney:  20,629,049**SEE ITEM 4
                 Nancy L. Roney:  20,452,884**SEE ITEM 4

     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                          [__]


     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  Blake M. Roney:  60.6%**SEE ITEM 4
                  Nancy L. Roney:  60.4%**SEE ITEM 4

     12    TYPE OF REPORTING PERSON(S)
                  Blake M. Roney : IN
                  Nancy L. Roney : IN




                            SCHEDULE 13G
                       CUSIP No. 67018T-10-5

   Item 1(a).     Name of Issuer:

                  The name of the issuer is Nu Skin Asia Pacific, Inc. (the "Issuer").

   Item 1(b).     Address of Issuer's Principal Executive
                  Offices:

                  The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah
                  84601.

   Item 2(a).     Name of Person Filing:

                  This report is being filed by Blake M. Roney and Nancy L. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

   Item 2(b). Address of Principal Business Office or, if none, Residence:

                  The address of the Reporting Persons is 75 West
                  Center Street, Provo, Utah 84601.

   Item 2(c).     Citizenship:

                  The Reporting Persons are both citizens of the United States of America.

   Item 2(d).     Title of Class of Securities:

                  This report covers the Issuer's Class A Common
                  Stock, par value $.001 per share (the "Class A
                  Common Stock").

   Item 2(e).     CUSIP Number:

                  The CUSIP number of the Class A Common Stock is
                  67018T-10-5.

   Item 3.        Not applicable.

   Item 4.        Ownership.

                  Blake M. Roney:

             (a) Blake M. Roney beneficially owns or is deemed to beneficially own 20,629,049 shares of Common Stock as follows: -0- shares of the Class A Common Stock, and 20,629,049 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). Blake
                  M. Roney disclaims beneficial ownership of the following: 20,452,884 shares of Class B Common Stock held indirectly as general partner of BNASIA, Ltd.; 88,082 shares of Class B Common Stock held indirectly as sole trustee of The B & D Roney Trust; and 88,082 shares of Class B Common Stock held indirectly as sole trustee of The S & K Trust.

             (b)  Each share of Class B Common Stock is
                  convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Stockholders Agreement effective as of November 20, 1996 entered into by and among the Existing Stockholders (as defined therein) and the Issuer. Assuming conversion of all shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by him, Blake
                  M. Roney would beneficially own or be deemed to beneficially own 20,629,049 shares of Class A Common Stock, which would constitute 60.6% of the number of shares of then outstanding Class A Common Stock.

                  Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of 20,629,049 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Blake M. Roney, he would beneficially own or be deemed to beneficially own 20,629,049 shares of Class A Common Stock which would constitute 3.8% of the aggregate voting power of the Issuer.

                  Assuming no conversion of outstanding shares of Class B Common Stock beneficially owned or deemed to be owned by Blake M. Roney, he would beneficially own or be deemed to beneficially own 20,629,049 shares of Class B Common Stock which would constitute 28.2% of the aggregate voting power of the Issuer.

             (c) (i) Assuming conversion of all outstanding 176,165 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole voting power, Blake M. Roney would have sole voting power over 176,165 shares of Class A Common Stock as follows: 88,082 shares of Class A Common Stock held indirectly as sole trustee of The B & D Roney Trust, and 88,082 shares of Class A Common Stock held indirectly as sole trustee of The S & K Trust.

                  (ii)  Assuming conversion of all outstanding
                  20,452,884 shares of Class B Common Stock beneficially owned or deemed to beneficially owned by Blake M. Roney, with respect to which he shares voting power, Blake M. Roney would share voting power over 20,452,884 shares of Class A Common Stock as general partner of BNASIA, Ltd.

                  (iii) Assuming conversion of all outstanding 176,165 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole dispositive power, Blake M. Roney would have sole dispositive power over 176,165 shares of Class A Common Stock as follows:
                  88,082 shares of Class A Common Stock held indirectly as sole trustee of The B & D Roney Trust; and 88,082 shares of Class A Common Stock held indirectly as sole trustee of The S & K Trust.

                  (iv)  Assuming conversion of all outstanding
                  20,452,884 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Blake M. Roney, with respect to which he shares dispositive power, Blake M. Roney would share dispositive power over 20,452,884 shares of Class B Common Stock as general partner of BNASIA, Ltd.

                  Nancy L. Roney:

             (a) Nancy L. Roney beneficially owns or is deemed to beneficially own 20,452,884 shares of Common Stock as follows: -0- shares of Class A Common Stock and 20,452,884 shares of Class B Common Stock.

             (b) Assuming conversion of 20,452,884 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or be deemed to beneficially own 20,452,884 shares of Class A Common Stock which would constitute 60.4% of the number of shares of outstanding Class A Common Stock.

                  Assuming no conversion of 20,452,884 shares if Class B Common Stock beneficially owned or deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or be deemed to beneficially own 20,452,884 shares of Class B Common which would constitute 3.7% of the aggregate voting power of the Issuer.

             (c)  (i)  Not applicable

                  (ii) Assuming conversion of 20,452,884 shares of Class B Common Stock beneficially owned or deemed to beneficially owned by Nancy L. Roney, with respect to which she shares voting power, Nancy L. Roney would share voting power over 20,452,884 shares of Class A Common Stock as general partner of BNASIA, Ltd.

                  (iii)  Not applicable.

                  (iv)  Assuming conversion of all outstanding
                  20,452,884 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Nancy L. Roney, with respect to which she shares dispositive power, Nancy L. Roney would share dispositive power over 20,452,884 shares of Class A Common Stock as general partner of BNASIA, Ltd.

   Item 5.        Ownership of Five Percent or Less of a Class.

                  Not applicable.

   Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  The Reporting Persons are the general partners of BNASIA, Ltd. and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 20,452,884 shares of Class B Common Stock held indirectly as general partners of BNASIA, Ltd.

   Item 7.        Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on By the Parent Holding Company.

                  Not applicable.

   Item 8. Identification and Classification of Members of the Group.

                  The Reporting Persons are parties to a
                  Stockholders Agreement (the "Stockholders
                  Agreement"), effective as of November 20, 1996, among the parties listed on Exhibit A attached hereto. The Stockholders who are parties to the Stockholders Agreement have agreed to certain limitations on the transfer of Class B Common Stock. Additionally, each stockholder who is a party to the Stockholders Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class B Common Stock in the event the stockholder intends to sell to a person (or group of persons) who are not a party to the Stockholders Agreement, except in certain circumstances such as Transfers (as defined therein) permitted under the Stockholders Agreement, Transfers with the U.S. Securities and Exchange Commission or similar regulatory agency of a foreign jurisdiction or a Transfer in accordance with Rule 144 of the 1934 Securities Exchange Act or a sale in a widely distributed underwritten public offering pursuant to a registration statement filed.

                  The Reporting Persons disclaim beneficial ownership of all shares of Class B Common Stock held by other parties to the Stockholders Agreement, except as otherwise reported in Item 4 of this Schedule 13G.

                  The Reporting Persons are parties to a limited partnership agreement, dated September 5, 1996 among the parties listed on Exhibit B hereto (the "Limited Partnership Agreement"), pursuant to which the parties have formed BNASIA, Ltd. As a limited partnership, BNASIA, Ltd. holds 20,452,884 shares of Class B Common Stock.

   Item 9.        Notice of Dissolution of Group.

                  Not applicable.

   Item 10.       Certification.

                  Not applicable.



                             SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Blake M. Roney
                                 By:     Blake M. Roney
                                 Dated:  February 11, 1997


                                 /s/ Nancy L. Roney
                                 By:     Nancy L. Roney
                                 Dated:  February 11, 1997



                             EXHIBIT A

           List of Parties to the Stockholders Agreement


   Nu Skin Asia Pacific, Inc.

   Blake M. Roney, (a) individually, (b) as General Partner for
   BNASIA, Ltd., (c) as Trustee for The Blake M. and Nancy L.
   Roney Foundation, (d) as Trustee for The S and K Lund Trust, and (e) as Trustee for The B and D Roney Trust.

   Nancy L. Roney, (a) as General Partner for BNASIA, Ltd. and
   (b) as Trustee for The Blake M. and Nancy L. Roney Foundation.

   BNASIA, Ltd.

   The ALL R's Trust

   The B & N Roney Trust

   The WFA Trust

   The Blake M. and Nancy L. Roney Foundation

   B & N Rhino Company, L.C.

   Nedra D. Roney, (a) individually and (b) as Trustee for The
   Nedra Roney Foundation.

   The MAR Trust

   The NR Trust

   The Nedra Roney Foundation

   The Nedra Roney Fixed Charitable Trust

   NR Rhino Company, L.C.

   Rick Roney, (a) individually, and (b) as Trustee for The K and
   M Roney Trust.

   Burke Roney

   Park Roney

   Sandra N. Tillotson, (a) individually, (b) as Trustee for The
   Sandra N. Tillotson Fixed Charitable Trust, (c) as Manager of
   CST Rhino Company, L.C., and (d) as Trustee of The CST Trust.

   The SNT Trust

   The DVNM Trust

   The CWN Trust

   The DPN Trust

   The GNT Trust

   The LMB Trust

   The Sandra N. Tillotson Fixed Charitable Trust

   SNT Rhino Company, L.C.

   Steven J. Lund, (a) individually, (b) as General Partner for SKASIA, Ltd., (c) as Trustee for The Steven J. and Kalleen Lund Foundation and (d) as Trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (e) as Trustee for The ALL R's Trust, (f) as Trustee for the B & N Roney Trust, (g) as Trustee for The WFA Trust, (h) as Trustee for The C and K Trust, and (i) as President of Nu Skin Asia Pacific, Inc.

   Kalleen Lund, (a) as General Partner of SKASIA, Ltd., (b) as
   Trustee for The Steven J. and Kalleen Lund Foundation, and
   (c) as Trustee for The Steven and Kalleen Lund Fixed
   Charitable Trust.

   SKASIA, Ltd.

   The S and K Lund Trust

   The Steven J. and Kalleen Lund Foundation

   The Steven and Kalleen Lund Fixed Charitable Trust

   S & K Rhino Company, L.C.

   Brooke B. Roney, (a) individually, (b) as General Partner of
   BDASIA, Ltd., and (c) as Trustee for The Brooke Brennan and
   Denise Renee Roney Foundation.

   Denise R. Roney, (a) as General Partner of BDASIA, Ltd., and
   (b) as Trustee for The Brooke Brennan and Denise Renee Roney
   Foundation.

   BDASIA, Ltd.

   The B and D Roney Trust

   The Brook Brennan and Denise Renee Roney Foundation

   Kirk V. Roney, (a) individually, (b) as General Partner of
   KMASIA, Ltd., and (c) as Trustee for The Kirk and Melanie
   Roney Fixed Charitable Trust.

   Melanie K. Roney, (a) as General Partner of KMASIA, Ltd., and
   (b) as Trustee for The Kirk and Melanie Roney Fixed Charitable
   Trust.

   KMASIA, Ltd.

   The K and M. Roney Trust

   The Kirk and Melanie Roney Fixed Charitable Trust

   K & M Rhino Company, L.C.

   Keith R. Halls, (a) individually, (b) as Trustee for The MAR Trust, (c) as Trustee for The NR Trust, (d) as Trustee for The Nedra Roney Fixed Charitable Trust, (e) as General Partner for KAASIA, Ltd., (f) as Trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, (g) as Trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation, and (h) as Manager of CKB Rhino Company, L.C.

   Anna Lisa Massaro Halls, (a) as General Partner for KAASIA,
   Ltd., (b) as Trustee for The Keith and Anna Lisa Halls Fixed
   Charitable Trust, and (c) as Trustee for The Keith Ray and
   Anna Lisa Massaro Halls Foundation.

   KAASIA, Ltd.

   The K and A Halls Trust

   The Halls Family Trust

   The Keith and Anna Lisa Halls Fixed Charitable Trust

   The Keith Ray and Anna Lisa Massaro Halls Foundation

   K & A Rhino Company, L.C.

   Craig S. Tillotson, (a) individually, (b) as Trustee for The
   Craig S. Tillotson Fixed Charitable Trust, (c) as Manager of
   SNT Rhino Company, L.C., (d) as Trustee for The DPN Trust, and
   (e) as Trustee for The GNT Trust.

   The CST Trust

   The JS Trust

   The JT Trust

   The CB Trust

   The CM Trust

   The BCT Trust

   The ST Trust

   The NJR Trust

   The RLS Trust

   The RBZ Trust

   The LB Trust

   The Craig S. Tillotson Fixed Charitable Trust

   CST Rhino Company, L.C.

   R. Craig Bryson, (a) individually, (b) as General Partner for
   RCKASIA, Ltd., (c) as Trustee for The Bryson Foundation and
   (d) as Trustee for The Bryson Fixed Charitable Trust.

   Kathleen D. Bryson, (a) as General Partner for RCKASIA, Ltd.,
   (b) as Trustee for The Bryson Foundation and (c) as Trustee for The Bryson Fixed Charitable Trust.

   RCKASIA, Ltd.

   The C and K Trust

   The Bryson Foundation

   The Bryson Fixed Charitable Trust

   CKB Rhino Company, L.C.

   Michael L. Halls, (a) as Trustee for The K and A Halls Trust, and (b) as Trustee for The Halls Family Trust.

   Craig F. McCullough, (a) as Manager of B & N Rhino Company, L.C., (b) as Manager of NR Rhino Company, L.C., (c) as Manger of S & K Rhino Company, L.C., (d) as Manager of K & M Rhino Company, L.C., and (e) as Manager of K & A Rhino Company, L.C.

   Robert L. Stayner as Independent Trustee of The Bryson Fixed
   Charitable Trust.

   Evan A. Schmutz, (a) as Trustee for The Nedra Roney
   Foundation, and (b) as Independent Trustee for The Nedra Roney
   Fixed Charitable Trust.

   Lee Brower, (a) as Trustee for The SNT Trust, (b) as Trustee for The DVNM Trust, (c) as Trustee for The CWN Trust, (d) as Trustee for The DPN Trust, (e) as Trustee for The GNT Trust,
   (f) as Trustee for The JS Trust, (g) as Trustee for The JT Trust, (h) as Trustee for The CB Trust, (i) as Trustee for the CM Trust, (j) as Trustee for The BCT Trust, (k) as Trustee for The ST Trust, (l) as Trustee for The NJR Trust, (m) as Trustee for The RLS Trust, (o) as Trustee for The RBZ Trust, and
   (p) as Trustee for The Craig. S. Tillotson Fixed Charitable
   Trust.

   Gregory N. Barrick, (a) as Trustee for The LMB Trust, and
   (b) as Trustee for The LB Trust.

   L.S. McCullough, (a) as Independent Trustee of The Sandra N. Tillotson Fixed Charitable Trust, (b) as Independent Trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (c) as Independent Trustee for The Kirk and Melanie Roney Fixed Charitable trust, and (d) as Independent Trustee of The Keith and Anna Lisa Halls Fixed Charitable Trust.


                             EXHIBIT B

        List of Parties to the Limited Partnership Agreement


   Blake M. Roney

   Nancy L. Roney